

**UNITED STATES**
## SECURITIES AND EXCHANGE COMMISSION
**WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

April 19, 2006

**Via U.S. mail and facsimile**

Mr. Ian J. McCarthy
President and Chief Executive Officer
Beazer Homes USA, Inc.
1000 Abernathy Road, Suite 1200
Atlanta, GA 30328

> RE:  **Beazer Homes USA, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2005**
> **Forms 10-Q for the Fiscal Quarter Ended December 31, 2005**
> **File No. 1-12822**

Dear Mr. McCarthy:

We have reviewed your response letter dated April 7, 2006 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2005

Notes to Financial Statements

(1) Summary of Significant Accounting Policies Presentation, page 39

1.  We read your responses to comment one from our letter dated March 31, 2006 and the comment from our letter dated March 14, 2006. Your response states that your 31 homebuilding divisions meet the aggregation criteria outlined in paragraph 17 of SFAS 131 and each division has exhibited similar long-term financial performance. Your analyses do not demonstrate that your

homebuilding divisions possess similar economic characteristics. The factors you cite in your response appear to support the notion that your 31 homebuilding divisions do not all exhibit similar economic characteristics, as you have conceded that each of these factors impact the economic performance of each of these divisions to varying degrees in a given period. We recognize that your homebuilding divisions may be impacted by similar economic factors at different points in their maturity. However, these factors can and do impact each of your homebuilding divisions at different times and are also affected by local and demographic conditions and trends. Additionally, the information included in Appendix A appears to be explanations which have affected your gross margins within each homebuilding division. These explanations have differing underlying local economic characteristics, which do not appear to be anomalies. Thus, they do not support the concept that a trend was temporary when compared to another homebuilding division.

Your analyses place significant focus on the gross margins of each of your 31 homebuilding divisions compared to your average gross margins. You concluded that certain of your homebuilding divisions experienced gross margins on the high and low end of your average gross margin, which represents that your homebuilding divisions have similar economic characteristics and that over the long term their performance will converge towards your average gross margin. Your statement that each division's gross margin will trend towards your average gross margin is not necessarily indicative of each homebuilding division exhibiting similar economic characteristics when compared to another division or that their gross margins trend together. In fact, you state that since the factors discussed in your response impact your homebuilding divisions at different times, your homebuilding divisions will never all trend together at the same time. Your analyses and conclusions do not support the principles in SFAS 131 and the guidance in Interpretation 17-1 of SFAS 131 with respect to similar economic characteristics and similar trends.

Based on the supplemental financial information you provided, which is used by your CODM to assess performance and make operating decisions, and the internal structure included in Exhibit D, it appears as though you manage your business largely by geographic region. This regional reporting structure may be the most reflective of your reportable segments in accordance with SFAS 131. However, paragraphs 18 to 24 of SFAS 131 include quantitative thresholds that need to be satisfied in order to aggregate one or more operating segments that display the principles outlined in paragraph 17 of SFAS 131. We recognize that from time to time, you may be required to separately present a homebuilding segment because its economic characteristics may be different from its regional segment for more than a temporary period of time, which should be reported based on the guidance in paragraphs 22 and 23 of SFAS 131.

Based on the above, please amend your Form 10-K for the fiscal year ended September 30, 2005 and any subsequent filings on Form 10-Q to include segment disclosures as required in paragraphs 25 to 28 and 33 of SFAS 131.

\* \* \* \*

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions regarding this comment, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-3754 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief